SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 April 2011

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 11 April 2011

                re: Response to ICB Interim Report

51/11                                                                                                                                                                                                                                                                                                                                                                  11 April 2011

LLOYDS BANKING GROUP RESPONDS TO THE INTERIM REPORT FROM THE INDEPENDENT COMMISSION ON BANKING

Lloyds Banking Group (The Group) has reviewed the Interim Report from the Independent Commission on Banking (ICB) and will consider and respond to the options presented more fully in due course.  The Group will continue to play a constructive role in the debate and to consult with the Commission during the coming months.

We note the Commission's desire to ensure the stability of the financial system through a form of subsidiarisation and strengthened capital.  The Group will consider the financial and non-financial impact of these measures in order that the implications are fully understood.

We believe that the UK retail banking market is competitive and that the Commission should now seriously consider the importance of IFAs and of the internet channel as forces that promote competition.  We welcome the focus on improving switching and greater transparency that should be positive for customers of banks and is consistent with the Group's submissions to the Commission.

The Group believes that the Interim Report's option for an expansion of the divestiture of 600 branches as mandated by EU ('Project Verde') would not be in the interest of our customers and appears to be based on limited evidence and may significantly delay meeting the commitments agreed between the UK Government and EU.

Project Verde will result in the creation of the seventh largest retail bank in the UK.  The European Union, working with the UK Government, structured Project Verde to ensure the divested entity would specifically be a strong and viable competitor.  Moreover, the Group's acceleration of the start of Project Verde is expected to identify a potential purchaser by the end of 2011.

António Horta-Osório, Chief Executive of Lloyds Banking Group, said:

"We acknowledge that the Commission has faced a challenging task in reaching options to meet its remit for greater stability and improving competition.  The focus on improving switching for current accounts and increasing transparency will promote even greater competition.  Lloyds provided the Commission with detailed evidence of how a guaranteed 7-day switching service can be in place within the next 2 years addressing the Commission's concern to further improve competition in current accounts.

"We are surprised that the Interim Report is proposing a potential expansion of Project Verde which we believe is not in the interest of our customers.  This option appears to be based on limited evidence and may paradoxically potentially delay a new competitor coming into the UK market."

Sir Win Bischoff, Chairman of Lloyds Banking Group said:

"The Group's submissions to the Independent Commission recommended the best outcomes for customers in terms of the perceived issues in current accounts and we continue to believe that the Group's proposed divestment under Project Verde, agreed by the European Union and the UK Government, will create a strong, sustainable and competitive franchise for a potential purchaser.  The Board and I therefore share the management team's surprise at the prescriptive nature of the Interim Report's recommendation to expand the divestment beyond what had been agreed, which is not in the best interest of our customers."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                            +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                      +44 (0) 20 7356 2231
Director of Corporate Affairs
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; market related trends and developments; changing demographic trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of Governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU State Aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors. Please refer to the latest Annual Report on form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: M D Oliver

                                                                                                                                                 Name: M D Oliver

                                                                                                                                                 Title: Director of Investor Relations

Date: 11 April 2011